RANDALL | DANSKIN

ATTORNEYS

Douglas J. Siddoway
djs@randalldanskin.com

November 19, 2013	VIA ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Revett Minerals Inc.
Registration Statement on Form S-4, filed October 22, 2013
Commission File No. 333-191839
Our File No. 40247

Dear Mr. Reynolds:

This responds to your November 8th letter containing the staff’s comments on Revett Minerals’ Form S-4 registration statement.

Response to Comments 1 and 2

Revett Minerals filed its definitive proxy statement on May 13, 2013, some three weeks after it filed the preliminary proxy statement but two weeks after the 120-day period prescribed by General Instruction G(3) to Form 10-K had expired.

Its Form 8-K containing the results of its 2012 annual general meeting was timely filed on June 5, 2013, that being said, the required information was inadvertently set forth under Item 801, not Item 507(d).

As for comment no. 2, Revett Minerals met the $75 million threshold as of June 30, 2013, being the last business day of its most recently completed second quarter, but did not meet the threshold as of the date the Form S-4 was filed. The market price of its stock dropped considerably in October, following its announcement concerning the continued cessation of operations at its Troy copper and silver mine in northwestern Montana.

The company does not dispute the staff’s conclusion that its failure to timely file the definitive proxy statement precludes it from incorporating certain documents into the Form S-4 by reference. Accordingly, all references to the incorporated documents have been deleted from the Form S-4, in the “Where You Can Find More Information” section of the Circular and elsewhere, and the information specified in Item 14 of Form S-4, including the audited and interim financial statements, has been added. The newly added information is located at pages 9 through 33 of the Circular. The audited and interim financial statements appear at the end of the Circular.

A Professional Service Corporation

1500 Bank of America Financial Center | 601 West Riverside Avenue | Spokane, Washington 99201
P: 509-747-2052 | F: 509-624-2528 | randalldanskin.com

John Reynolds
Division of Corporation Finance
November 19, 2013

Separately, Revett Minerals is in the process of preparing an amendment, on Form 10-K/A, to its 2012 Form 10-K, which will include the Part III information that was omitted from the report. It expects to file the amendment later this week.

Comment No. 3

This will confirm that Revett Mining Company, Inc., the to-be-formed Delaware corporation, will file post-effective amendments to the Form S-4 and to the Form S-8 filed on November 19, 2009 expressly adopting them as its own registration statements for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934, and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the domestication transaction, or necessary to keep the registration statements from being misleading in any material respect pursuant to Rule 414(d) of Regulation C.

Comment No. 4

The tax opinions of this firm and Gowling Lafleur Henderson LLP addressing, respectively, the material United States and Canadian tax aspects of the domestication transaction have been included as exhibits to the Form S-4. In addition, the “The Domestication – United States and Canadian Income Tax Considerations” section of the Form S-4 has been revised to reflect these opinions.

Comment No. 5

The undertakings required by Item 512(a) of Regulation S-K have been added.

Comment No. 6

Mr. Shanahan signed the Form S-4 on behalf of the registrant on October 21, 2013. He signed the amendment to the Forms S-4 that accompanies this letter on November 18, 2013.

John Reynolds
Division of Corporation Finance
November 19, 2013

Comment No. 7

As previously noted, Mr. Shanahan signed the registration statement in his capacity as chief executive officer and a director on October 21, 2013, which is the same date that he and the other signatories thereto signed the power of attorney that is included as Exhibit 24.1 to the Form S-4. The signature of the registrant’s treasurer and chief financial officer has been included.

Please contact the undersigned directly if you have additional comments or require further revisions or additional information.

Very truly yours,

RANDALL | DANSKIN, P.S.

/s/ Douglas Siddoway

Douglas Siddoway

cc (via electronic mail):	John Shanahan
Monique Hayes
Pamela Howell